Exhibit 12

Atmos Energy Corporation

Computation of Earnings to Fixed Charges

March 31, 2012

	Three Months Ended March 31		Six Months Ended March 31
	2012	2011	2012	2011
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$172,318	$199,526	$279,408	$315,194
Add:
Portion of rents representative of the interest factor	1,759	1,833	3,555	3,666
Interest on debt & amortization of debt expense	36,660	37,875	72,102	76,770

Income as adjusted	$210,737	$239,234	$355,065	$395,630

Fixed charges:
Interest on debt & amortization of debt expense(1)	$36,660	$37,875	$72,102	$76,770
Capitalized interest(2)	690	231	1,521	754
Rents	5,276	5,500	10,664	10,998
Portion of rents representative of the interest factor(3)	1,759	1,833	3,555	3,666

Fixed charges(1)+(2)+(3)	$39,109	$39,939	$77,178	$81,190

Ratio of earnings to fixed charges	5.39	5.99	4.60	4.87